FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated June 20, 2006 (“Proximus and RIM launch the UMTS-enabled BlackBerry 8707v in Belgium")	Page No 3

Document 1

June 20, 2006

FOR IMMEDIATE RELEASE

Proximus and RIM launch the UMTS-enabled BlackBerry 8707v in Belgium

Belgium and Waterloo, Canada – Proximus and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the BlackBerry® 8707v™ for corporate and individual users in Belgium. The BlackBerry 8707v integrates proven BlackBerry functionality including support for “push” email, phone, text messaging, browser, organizer and corporate data applications and is exclusively available in Belgium on the Proximus network. Leveraging the power of the Proximus UMTS network, the BlackBerry 8707v also offers increased flexibility by enabling users to send and receive emails, browse the Internet or use other mobile data applications while simultaneously making a phone call.

“The BlackBerry 8707v is the perfect handset for users who want an unrivalled mobile experience using phone, email, browsing and business applications, on the go,” said Fred de Braey, Director Business Mobile Division at Proximus. “We are proud to be working with RIM to launch the new BlackBerry 8707v to customers in Belgium.”

“We are extremely pleased to work with Proximus to offer the BlackBerry 8707v to corporate, government and individual users in Belgium. The BlackBerry 8707v leverages the BlackBerry platform and Proximus’ UMTS network to boost the productivity of mobile users with timely access to relevant information and the flexibility to simultaneously speak on the phone while accessing data applications,” said Charmaine Eggberry, Vice President, EMEA, Research In Motion.

The BlackBerry 8707v operates on 2100 MHz UMTS networks and also includes quad-band support on 850/900/1800/1900 MHz GSM/GPRS networks. The BlackBerry 8707v features 64 MB flash memory and a bright, high-resolution color landscape QVGA (320 x 240) LCD screen that provides ample workspace to view email, web pages and other mobile applications. Intelligent light sensing technology automatically optimizes the screen and keyboard lighting levels for indoor and outdoor viewing. The BlackBerry 8707v also integrates attachment viewing with support for popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF, ASCII, JPEG, GIF, BMP, TIFF and PNG.

The BlackBerry 8707v features an easy-to-use AZERTY or QWERTY keyboard for quick and accurate thumb typing and includes dedicated “send,” “end,” “mute” and “power” convenience keys. A built-in speakerphone enables hands-free conversation and the handset can also be connected to a wireless headset or car kit via Bluetooth®.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise®, and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ enables users to manage up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

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About Proximus

On 31 March 2006 Proximus had 4,260,000 active customers* (43% postpaid and 57% prepaid customers). Proximus, the mobile telephony market leader in Belgium, is 75% owned by the Belgacom Group and 25% by Vodafone. Belgacom is listed on the Euronext Brussels First Market, under “BELG”.

* Active customer = user of a mobile phone who received or sent a call or SMS during the past three months.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 21, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller